Mail Stop 6010

								November 28, 2005


Robert L. Cashman
Director, President, and Chief Executive Officer
Smart Truck Systems, Inc.
22101 Alessandro Blvd.
Moreno Valley, CA. 92553

	Re:	Smart Truck Systems, Inc.
		Registration Statement on Form SB-2
		Amendment no. 1 filed November 9, 2005
		File No. 333-128107

Dear Mr. Cashman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Prospectus Cover Page

1. We note the revisions pursuant to comment 3. Please disclose the information required by Item 501(a)(9)(iii) of Regulation S-B.


Prospectus Summary, page 3

2. We note your response to comment 7, and we reissue the comment in part. Please disclose when "[m]anagement plans to augment its growth strategy by increasing marketing efforts to securing additional long-term contracts with major chassis manufactures and additional volume at its existing operations." Also, disclose the principal obstacles the company will need to overcome to do so.

Investors in our common stock will pay a price . . . , page 5

3. We note the revisions pursuant to comment 8. We did not intend to suggest you should revise the risk factor to include only the disclosure requested by the comment. Please put the disclosure regarding the net tangible book value, shares outstanding, and dilution percentage back into the risk factor.

We are subject to government regulation . . . , page 9

4. We note you expanded "Anti-pollution regulations may affect . .
.."
on page 6 in response to comment 12 to discuss certain anti-pollution regulations. You also state that none of the anti-pollution regulations are materially burdensome. Please similarly expand this risk factor to discuss any regulations other than anti-pollution regulations that have been particularly burdensome.

Management`s Discussion and Analysis of Financial Conditions and
Results of Operations for the Year Ended June 30, 2005, page 15

5. We note your response to comment number 25 and your revised disclosure. Please describe your other critical accounting estimates in addition to your asset acquisition valuation estimates. Critical accounting estimates arise when significant estimates are made when applying your accounting principles. The critical accounting estimate disclosure should provide greater insight into the quality and variability of the information regarding financial condition and operating performance. The discussion should present your company`s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from the principle`s application over time. The disclosure should address specifically why the accounting estimate or assumptions bear the risk of change. Please refer to FRR-72.

Description of the Business, page 17

6. We note your response to comment 1. Please file the agreement with
HT&T Hawaii LLC as an exhibit to your registration statement, and discuss its terms in your Business section. It also appears you should file your agreement with the City of Fresno and discuss its material terms in your Business section.

7. We note your response to comment 30. Please disclose the monthly rent you pay for the manufacturing facility.

8. We note the revisions pursuant to comment 32. We note the manufacturing, research and development assets Kosti Shirvanian received in the sale of Western Waste to U.S.A. Waste Services "were part of the total consideration of approximately 1 billion dollars paid by U.S.A. Waste Services, Inc." and that "[n]o specific dollar amounts were allocated to these assets."

* Please explain what these assets consisted of and how much Mr. Shirvanian originally paid for them.
* Please disclose the form and amount of other consideration given to
Mr. Shirvanian in the transaction with U.S.A. Waste Services.
* Please explain which assets Mr. Shirvanian contributed to Smart Truck Systems on September 1, 2004 and which ones he retained.

9. We note your response to comment 37, and we reissue the comment.
In the second paragraph on page 20, you make claims about your trucks` efficiencies, economy, and minimal maintenance. Please provide support for these claims either by citing a third-party study that supports them or by comparing your trucks` efficiencies, economy, and maintenance to industry averages.

Family Relationships, Certain Relationships and Related
Transactions,
page 28

10. Please disclose when the sales to Pacific Waste, Aloha Waste, and
Waste Resources took place.

Report of Independent Registered Public Accounting Firm, page F-2

11. We note your revision to the auditor`s report to define the periods for which the audit report covers the statements of income, changes in stockholder`s equity and cash flows. It appears that the first and forth paragraph of the auditor`s report should reference the period from June 11, 2004 through June 30, 2004 not June 20, 2005. In addition, the year of the inception to date period in the last paragraph should read June 30, 2005 not June 30, 200. Please revise the auditor`s report accordingly.

12. In accordance with AU Section 508.07, please revise the forth paragraph of your auditor`s report to reference U.S generally accepted accounting principles instead of generally accepted accounting standards.

13. We note your response to comment number 45.  In accordance with AU
Section 341.12, the auditor`s conclusion about the entity`s
ability to
continue as a going concern should be expressed through the use of the
phrase "substantial doubt about its (the entity`s) ability to continue
as a going concern."  In addition, footnote 5 located in paragraph
..13
restricts the use of conditional language within in the auditor`s opinion in expressing a conclusion concerning the existence of substantial doubt about the entity`s ability to continue as a going concern. Please revise your auditor`s opinion accordingly.

Consolidated Financial Statements

14. We note your response to comment number 46 and the expanded disclosure related to your revenue recognition policy. Please expand your disclosure to address the other criteria of revenue recognition listed in SAB Topic 13.A.1 that must be met prior to revenue recognition. In addition, please revise your disclosure to address each revenue stream discussed under "General" on page 16. We note that you sell truck bodies and parts and you make repairs.
Discuss
any items that reduce gross revenue such as cash rebates, returns, and any other discounts or allowances.

History, page F-7

15. We note your response to comment number 48. Please address the following comments:

* Cite the accounting literature you followed when recognizing the goodwill in connection with the purchase of the voting control of Homesmart.com.
* Disclose the $250,000 payment made for the voting control.
* Clarify what voting control means and why it didn`t include an acquisition of voting stock.
* Clarify to us why you believe no shares were exchanged. It appears based on the disclosure in "History" on pages 17 and 18 that you acquired 27,000,000 shares of Homesmart, which were canceled after the merger. In addition, your Stockholders` Equity section implies that you issued 494, 951 shares of your stock in the merger.
* Clarify in the filing who the accounting acquirer was in the transaction and whose financial statements are presented in the filing. Tell us your basis for determining who the accounting acquirer was.

Development Stage, page F-10

16. We note your response to comment number 49. It appears that neither condition a nor b in paragraph 8 of SFAS 7 exists which would allow you to identify yourself as a development stage enterprise. It appears that you have commenced your planned principal operations of manufacturing trash collection trucks and that you have earned significant revenue from your operations. Please revise your filing accordingly or explain to us why you do not believe a revision is necessary under GAAP.

Note 2 - Asset Purchase Agreement, page F-10

17. We note your response to comment number 50. Please note that according to paragraph 4 part e of APB 29, the statement does not apply to a transfer of assets to an entity in exchange for an equity interest in that entity. It appears that the transfer was from a promoter of the company and should be recorded at historical GAAP basis. Refer to Staff Accounting Bulletin 5:G.

Item 27. Index to Exhibits, page II-3

18. Exhibits filed pursuant to Item 601(b)(10) of Regulation S-B, such as the employment agreement and the lease agreement, should be numbered 10.1, 10.2, 10.3, etc. Please revise.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Dana Hartz at (202) 551-3648 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director


cc:	Dennis Brovarone
	Attorney and Counselor at Law
	18 Mountain Laurel Drive
	Littleton, Colorado 80127
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Robert L. Cashman
Smart Truck Systems, Inc.
November 28, 2005
Page 1